SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 October, 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 16 October, 2008 re: Director/PDMR Shareholding

	Secretary’s Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk
The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	16th October , 2008

Dear Sirs

Lloyds TSB Group plc

Not ification of transaction by person disch arging managerial responsibilities

On 1st October, 2008, 60 ordinary shares of 25p each in Lloyds TSB Group plc were purchased by Equiniti ISA Nominees Limited for Mr. A.G. Kane's single company stocks and shares ISA at 253.36p per share.

This relates to a transaction notified to Lloyds TSB Group plc today by the director and is made to comply with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The director notified the company as soon as he received the relevant details from Equiniti ISA Nominees Limited. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  16 October, 2008